UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K [  ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [  ] Form 10-D [ ] Form N-SAR [ ] Form N-C

For Period Ended: June 30, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-Q

Part I - Registrant Information:
Full Name of Registrant:	Green Endeavors, Inc.

Former Name if Applicable	N/A

Address of Principal Executive Office:	59 West 100 South, Second Floor Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to complete the preparation of the quarterly report for the period ended June 30, 2014 before the first submission deadline of August 14, 2014 as a result of the Company’s small accounting staff and the increasing work load of related companies’ operations, including bring the parent company’s financial reports to a more current status.  That work delayed the preparation and final reviews of the 10-Q for the quarter ended June 30, 2014 and thus delayed the final preparation of the first quarter report.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Richard D. Surber	President, CEO	(801)575-8073
(Name)	(Title)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   ( X ) Yes   (   )  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
(   ) Yes  ( X  ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Green Endeavors, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2014                                                                   By:   /s/ Richard Surber                                                      .
                          Name: Richard D. Surber
                          Title:    President  & CEO